UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Bon-Ton Stores, Inc.

File No. 0-19517 - CF#25070

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The Bon-Ton Stores, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 16, 2010.

Based on representations by The Bon-Ton Stores, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	
Exhibit 10.17(e)	through June 20, 2012
Exhibit 10.19(e)	through June 4, 2013
Exhibit 10.20(b)	through March 6, 2016
Exhibit 10.21(b)	through March 6, 2016
Exhibit 10.23(b)	through November 18, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel